Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	5,584,841
Voting Rights	1 vote per share of Common Stock.
Anti-Dilution Rights	Yes. Certain holders of the Common Stock have a Right of First Refusal.
How this security may limit or dilute the Securities issued pursuant this Offering	The Company's Board of Directors may decide at some point in the future to issue additional Common Stock, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	44.930%

Type of security	Series Seed 1 Preferred Stock
Amount outstanding	3,243,887
Voting Rights	1 vote per share of Preferred Stock.
Anti-Dilution Rights	Yes. Certain holders of the Preferred Stock have a Right of First Refusal.
How this security may limit or dilute the Securities issued pursuant this Offering	The Company's Board of Directors may decide at some point in the future to issue additional Preferred Stock, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	26.097%

Type of security	Series Seed 2 Preferred Stock
Amount outstanding	3,601,248
Voting Rights	1 vote per share of Preferred Stock.
Anti-Dilution Rights	Yes. Certain holders of the Preferred Stock have a Right of First Refusal.
How this security may limit or dilute the Securities issued pursuant this Offering	The Company's Board of Directors may decide at some point in the future to issue additional Preferred Stock, which may dilute the value of the Securities.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	28.972%

The Company has the following debt outstanding: (i) $302,000 through a working capital loan from CircleUp Credit (up to $350,000), and (ii) a revolving business credit line in the amount of $70,000 from American Express. No debt is in default and the Company has not missed any of its payments.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	5,584,841	$0.00	N/A	October 23, 2015	Section 4(a)(2)
Preferred Stock (inclusive of Series Seed 1 and Series Seed 2)	6,845,135	$1,999,996.92	Marketing, Research and Development, and General Working Capital	May 3, 2018	Section 4(a)(2)